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        Filed by: IESI-BFC Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

        Subject Company: Waste Services, Inc.
Exchange Act File Number of Subject Company: 000-25955

Forward-Looking Statements

        This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, IESI-BFC Ltd.'s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; approval of the transaction by Waste Services, Inc. stockholders; the satisfaction or waiver of the closing conditions to the transaction; and the timing of the completion of the transaction.

        These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.'s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy or waive the other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the Registration Statement on Form F-10, as amended, of IESI-BFC Ltd., and the Registration Statement on Form F-4 of IESI-BFC Ltd., each filed with the SEC and available at the SEC's Internet web site (www.sec.gov). IESI-BFC Ltd. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC Ltd., the transaction or other matters and attributable to IESI-BFC Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

        The proposed transaction will be submitted to Waste Services, Inc. stockholders for their consideration. IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus. Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC's Internet site (www.sec.gov).

        You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC's website (www.iesi-bfc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention: Investor Relations, (416) 401-7729.

Proxy Solicitation

        IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.'s and Waste Services Inc.'s directors and executive officers is available in the Registration Statement on Form F-4, which was filed with the SEC on January 19, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the above-referenced Registration Statement on Form F-4, and in other relevant materials to be filed with the SEC when they become available.

M E D I A  R E L E A S E

IESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE MONTHS AND YEAR
ENDED DECEMBER 31, 2009

Toronto, Ontario — February 23, 2010 — IESI-BFC Ltd. (the "Company") (NYSE, TSX: BIN) reported financial results for the three months and year ended December 31, 2009.

(All amounts are in United States ("U.S.") dollars, unless otherwise stated)

Management Commentary

For the quarter

Revenue totalled $262.5 million in the quarter compared with $243.6 million in the year ago period. Holding foreign currency exchange ("FX") constant with the prior period, revenue in the fourth quarter would have totalled $249.3 million. In the fourth quarter of 2009 we incurred certain, or non-recurring, costs which are recorded to selling, general and administration expense. These costs include transaction costs related to the acquisition of Waste Services, Inc. ("WSI"), $3.6 million, non-cash fair value adjustments attributable to stock options, $1.0 million, and corporate reorganization expenses related to the dismantling of the income trust structure, $1.3 million. With the exception of $0.2 million of stock option expense recorded in the fourth quarter of 2008, these expenses are not comparable to the prior period. All references to adjusted EBITDA(A), operating income, net income and net income per weighted average share, reflect the adjustment of the aforementioned costs. Accordingly, adjusted operating income was $39.4 million in the quarter compared to $34.8 million in the comparative period a year ago. Holding FX constant, adjusted operating income amounted to $37.1 million, an increase of $2.3 million over the comparative period. Adjusted EBITDA(A) was $75.4 million in 2009 versus $67.8 million in the same quarter a year ago. Holding FX constant, adjusted EBITDA(A) was $70.8 million, an increase of $3.0 million period to period.

Adjusted net income for the quarter was $15.2 million, or $0.16 per diluted share, compared to $10.1 million, or $0.15 per diluted share in the comparative period. Adjusted net income excluding the impact of FX was $13.8 million, or $0.14 per diluted share, representing an increase of $3.7 million, or a decline of $0.01 per diluted share, period over period. We increased our comparative diluted share count as a result of equity offerings completed in March and June 2009.

In the quarter, organic gross revenue, which includes intercompany revenues, grew 2.9% in Canada. Continued core pricing growth, 3.2%, coupled with volume growth, 0.3%, was partially offset by a fuel surcharge decline of 0.6%. In the U.S., organic gross revenues increased 0.1% in the quarter. While we realized core price growth of 1.8% and recycling and other pricing growth of 0.6%, declines in fuel surcharges, 2.2%, and volumes, 0.1%, offset this growth.

Free cash flow(B) for the quarter totalled $23.5 million compared to $17.4 million in the comparative period last year. Excluding the impact of FX, free cash flow(B) was $20.8 million, representing a 19.4% increase over the same period a year ago.

For the year

For the year ended December 31, 2009, revenues were $1.008 billion, compared with revenues of $1.047 billion in the year ago period. Holding FX constant, year-to-date revenue would have been $1.033 billion. As in the fourth quarter, transaction and related costs, non-cash fair value adjustments for stock options and corporate reorganization costs had a similar impact on year-to date operating income, adjusted EBITDA(A), net income and net income per weighted average share. Accordingly, adjusting for these costs, coupled with fair value movements in rabbi and trust units, adjusted operating income was $133.9 million compared to $122.7 million in the year ago period. Holding FX constant, adjusted operating income was $139.3 million or $16.6 million higher than the year ended December 31, 2008. Adjusted EBITDA(A) was $290.4 million year-to-date versus $290.7 million in 2008. Holding FX constant, adjusted EBITDA(A) was $299.2 million an increase of $8.5 million year over year.

Adjusted net income for the year was $60.1 million, or $0.71 per diluted share, compared to $51.3 million, or $0.75 per diluted share in the comparative period. Adjusted net income excluding the impact of FX was $63.1 million, or $0.74 per diluted share, representing an increase of $11.8 million, or a decline of $0.01 per diluted share, year over year.

For the year, organic gross revenue, which includes intercompany revenues, grew 1.4% in Canada. Continued core pricing growth, 3.2%, was partially offset by a fuel surcharge, volume and recycling and other pricing declines of 0.6%, 0.2% and 1.0%, respectively. In the U.S., organic gross revenues decreased 4.2% year-to-year. While we realized core price growth of 2.2%, declines in fuel surcharges, 2.6%, volumes, 2.3%, and recycling and other pricing, 1.5%, outpaced this growth.

Free cash flow(B) for the year totalled $114.1 million compared to $92.9 million in the comparative period last year. Excluding the impact of FX, free cash flow(B) was $118.7 million, representing a 27.8% increase over the comparative year.

"Our strong results in the fourth quarter cap a year of solid progress for our business and set us up for a promising performance in 2010," said Keith Carrigan, Vice Chairman and Chief Executive Officer, IESI-BFC Ltd. "On a reported basis, which includes the impact of FX, we achieved a revenue improvement of 7.7% in the quarter. We also achieved an 11.1% increase in adjusted EBITDA(A) and a 35.2% improvement in free cash flow(B). Our business growth can be attributed to our market-by-market strategies for organic improvement as well as targeted tuck-in acquisitions."

Mr. Carrigan continued, "Our achievements in 2009 include two successful equity offerings, a strengthened balance sheet and a listing on the New York Stock Exchange. We also began the process of acquiring WSI, a merger that, when completed, will position us as North America's third largest solid waste management company. As we move forward, we will maintain our disciplined focus on continuous improvement and value creation. For 2010, we anticipate positive revenue and adjusted EBITDA(A) growth as indicated in our 2010 outlook."

Financial and Other Highlights

For the Three months ended December 31, 2009

•
Revenues increased $5.7 million or 2.3%, excluding the impact of FX

•
Adjusted EBITDA(A) increased $3.0 million or 4.5%, excluding the impact of FX

•
Free cash flow increased $3.4 million or 19.4%, excluding the impact of FX

•
Adjusted net income per diluted share, $0.16, or $0.14 excluding the impact of FX

•
Core price increased 3.2% in Canada and 1.8% in the U.S.

•
Volumes increased 0.3% in Canada and declined 0.1% in the U.S.

For the Year ended December 31, 2009

•
Revenues declined $14.0 million or 1.3%, excluding the impact of FX

•
Adjusted EBITDA(A) increased $8.5 million or 2.9%, excluding the impact of FX

•
Free cash flow increased $25.8 million or 27.8%, excluding the impact of FX

•
Adjusted net income per diluted share, $0.71, or $0.74 excluding the impact of FX

•
Core price increased 3.2% in Canada and 2.2% in the U.S.

•
Volumes decreased 0.6% in Canada and 2.3% in the U.S.

•
Raised gross common share proceeds of $149.5 million through a U.S. public offering in June 2009 and $74.6 million through a bought deal offering in Canada in March 2009

•
At December 31, 2009, our consolidated leverage was 2.16 times adjusted EBITDA(A) and funded debt to EBITDA ratios, as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities, are 1.92 and 2.56 times, respectively

Quarterly Dividend Declared

The Company also announced that its Board of Directors declared a quarterly dividend of $0.125 Canadian per share for shareholders of record on March 31, 2010. The dividend will be paid on April 15, 2010.

2010 Outlook

The Company provided its outlook for 2010 assuming no change in the current economic environment and excluding the impact of any additional acquisitions, including WSI, and the associated expenses to close the WSI acquisition. For the purposes of these estimates, the Company is assuming a Canadian to U.S. currency exchange rate of $0.952.

The outlook provided below is forward looking, and actual results may differ materially depending on risks and uncertainties detailed in the section on forward-looking statements at the end of this press release.

•
Revenue is estimated to be in a range of $1.065 to $1.100 billion

•
Adjusted EBITDA(A) is estimated to be in a range of $315 to $325 million

•
Amortization expense, as a percentage of revenue, is estimated to be in a range of 14.5% to 15.0%

•
Capital and landfill expenditures are estimated to be in a range of $105 to $120 million

•
Free cash flow(B) is estimated to be in a range of $135 to $145 million

•
Expected annual cash dividend of $0.50 Canadian per share, payable on a quarterly basis

FX Rates

Our consolidated financial position and operating results have been translated to U.S. dollars applying the following FX rates:

	2009			2008
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average
March 31	$0.7935	$0.8030	$0.8030	$0.9729	$0.9959	$0.9959
June 30	$0.8602	$0.8568	$0.8290	$0.9817	$0.9901	$0.9930
September 30	$0.9327	$0.9113	$0.8547	$0.9435	$0.9599	$0.9817
December 31	$0.9555	$0.9467	$0.8760	$0.8166	$0.8248	$0.9371

 Financial Highlights

(in thousands of U.S. dollars,
except per weighted average share or trust unit amounts, unless otherwise stated)

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
	(unaudited)	(unaudited)
Operating results
Revenues	$262,462	$243,606	$1,008,466	$1,046,803
Operating expenses	152,135	145,247	588,104	629,748
Selling, general and administration ("SG&A")	40,897	30,717	136,846	123,426
Amortization	36,000	33,562	156,702	168,859
Net gain on sale of capital and landfill assets	(70)	(511)	(198)	(862)

Operating income	33,500	34,591	127,012	125,632
Interest on long-term debt	7,979	11,379	34,225	51,490
Net foreign exchange loss (gain)	38	5	276	(612)
Net (gain) loss on financial instruments	(696)	6,367	(1,562)	9,990
Conversion costs	90	921	298	3,137
Other expenses	53	35	162	123

Income before income taxes	26,036	15,884	93,613	61,504
Income tax expense	16,161	5,965	39,885	6,545

Net income	$9,875	$9,919	$53,728	$54,959

Net income per weighted average share, basic	$0.11	$0.14	$0.64	$0.80
Net income per weighted average share, diluted	$0.11	$0.14	$0.63	$0.80
Weighted average number of shares outstanding (thousands), basic	82,332	57,714	73,892	57,706
Weighted average number of shares outstanding (thousands), diluted	93,431	68,851	85,020	68,843
Adjusted EBITDA(A)	$75,363	$67,801	$290,449	$290,697
Adjusted operating income	$39,433	$34,750	$133,945	$122,700
Adjusted net income	$15,241	$10,111	$60,094	$51,339
Adjusted net income per average share, basic	$0.16	$0.15	$0.71	$0.75
Adjusted net income per average share, diluted	$0.16	$0.15	$0.71	$0.75
Replacement and growth expenditures (see page 12)
Replacement expenditures	$24,580	$30,085	$73,674	$86,291
Growth expenditures	9,821	8,931	48,602	54,804

Total replacement and growth expenditures	$34,401	$39,016	$122,276	$141,095

Operating and free cash flow(B)
Cash generated from operating activities	$63,620	$49,311	$256,269	$218,481
Free cash flow(B)	$23,505	$17,379	$114,109	$92,909
Free cash flow(B) per weighted average share outstanding, diluted	$0.25	$0.25	$1.34	$1.35
Dividends and distributions
Dividends and distributions declared (shares or trust units)	$19,265	$15,095	$68,825	$92,154
Dividends declared (participating preferred shares ("PPSs"))	2,608	2,922	9,748	17,830

Total dividends and distributions declared	$21,873	$18,017	$78,573	$109,984

Total dividends or distributions declared per weighted average share or trust unit, diluted	$0.23	$0.26	$0.92	$1.60

FX Impact on Consolidated Results

        The following tables have been prepared to assist readers in assessing the impact of FX on select consolidated results for the three months and year ended December 31, 2009.

	Three months ended
	December 31, 2008	December 31, 2009	December 31, 2009	December 31, 2009	December 31, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Consolidated Statement of Operations
Revenues	$243,606	$5,666	$249,272	$13,190	$262,462
Operating expenses	145,247	51	145,298	6,837	152,135
SG&A	30,717	8,816	39,533	1,364	40,897
Amortization	33,562	202	33,764	2,236	36,000
Net gain on sale of capital assets	(511)	455	(56)	(14)	(70)

Operating income	34,591	(3,858)	30,733	2,767	33,500
Interest on long-term debt	11,379	(3,806)	7,573	406	7,979
Net foreign exchange loss	5	36	41	(3)	38
Net (gain) loss on financial instruments	6,367	(7,122)	(755)	59	(696)
Conversion costs	921	(841)	80	10	90
Other expenses	35	18	53	—	53

Income before income taxes	15,884	7,857	23,741	2,295	26,036
Net income tax expense	5,965	9,793	15,758	403	16,161

Net income	$9,919	$(1,936)	$7,983	$1,892	$9,875

Adjusted EBITDA(A)	$67,801	$3,020	$70,821	$4,542	$75,363
Adjusted operating income	$34,750	$2,363	$37,113	$2,320	$39,433
Adjusted net income	$10,111	$3,658	$13,769	$1,472	$15,241
Free cash flow(B)	$17,379	$3,375	$20,754	$2,751	$23,505

FX Impact on Consolidated Results (continued)

	Year ended
	December 31, 2008	December 31, 2009	December 31, 2009	December 31, 2009	December 31, 2009
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative year)	(FX impact)	(as reported)
Consolidated Statement of Operations
Revenues	$1,046,803	$(13,968)	$1,032,835	$(24,369)	$1,008,466
Operating expenses	629,748	(29,215)	600,533	(12,429)	588,104
SG&A	123,426	17,104	140,530	(3,684)	136,846
Amortization	168,859	(8,758)	160,101	(3,399)	156,702
Net gain on sale of capital and landfill assets	(862)	653	(209)	11	(198)

Operating income	125,632	6,248	131,880	(4,868)	127,012
Interest on long-term debt	51,490	(16,634)	34,856	(631)	34,225
Net foreign exchange loss (gain)	(612)	886	274	2	276
Net (gain) loss on financial instruments	9,900	(11,588)	(1,598)	36	(1,562)
Conversion costs	3,137	(2,818)	319	(21)	298
Other expenses	123	39	162	—	162

Income before income taxes	61,504	36,363	97,867	(4,254)	93,613
Net income tax expense	6,545	34,989	41,534	(1,649)	39,885

Net income	$54,959	$1,374	$56,333	$(2,605)	$53,728

Adjusted EBITDA(A)	$290,697	$8,455	$299,152	$(8,703)	$290,449
Adjusted operating income	$122,700	$16,560	$139,260	$(5,315)	$133,945
Adjusted net income	$51,339	$11,780	$63,119	$(3,025)	$60,094
Free cash flow(B)	$92,909	$25,802	$118,711	$(4,602)	$114,109

 Management's Discussion
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights

	Three months ended
	2008	2009	Change	2009	Change
	(as reported)	(holding FX constant)	(2009 holding FX constant less 2008 as reported)	(as reported)	(2009 as reported less 2008 as reported)
Revenues	$243,606	$249,272	$5,666	$262,462	$18,856

Canada	$80,301	$83,283	$2,982	$96,473	$16,172
U.S. south	$83,452	$86,882	$3,430	$86,882	$3,430
U.S. northeast	$79,853	$79,107	$(746)	$79,107	$(746)
Operating expenses	$145,247	$145,298	$51	$152,135	$6,888

Canada	$41,556	$41,626	$70	$48,463	$6,907
U.S. south	$50,871	$53,063	$2,192	$53,063	$2,192
U.S. northeast	$52,820	$50,609	$(2,211)	$50,609	$(2,211)
SG&A (unadjusted)	$30,717	$39,533	$8,816	$40,897	$10,180

Canada	$10,962	$17,462	$6,500	$18,826	$7,864
U.S. south	$10,870	$13,422	$2,552	$13,422	$2,552
U.S. northeast	$8,885	$8,649	$(236)	$8,649	$(236)

	Year ended December 31
	2008	2009	Change	2009	Change
	(as reported)	(holding FX constant)	(2009 holding FX constant less 2008 as reported)	(as reported)	(2009 as reported less 2008 as reported)
Revenues	$1,046,803	$1,032,835	$(13,968)	$1,008,466	$(38,337)

Canada	$366,491	$373,657	$7,166	$349,288	$(17,203)
U.S. south	$338,143	$340,187	$2,044	$340,187	$2,044
U.S. northeast	$342,169	$318,991	$(23,178)	$318,991	$(23,178)
Operating expenses	$629,748	$600,533	$(29,215)	$588,104	$(41,644)

Canada	$196,074	$190,576	$(5,498)	$178,147	$(17,927)
U.S. south	$213,998	$209,279	$(4,719)	$209,279	$(4,719)
U.S. northeast	$219,676	$200,678	$(18,998)	$200,678	$(18,998)
SG&A (unadjusted)	$123,426	$140,530	$17,104	$136,846	$13,420

Canada	$44,613	$56,487	$11,874	$52,803	$8,190
U.S. south	$42,398	$47,389	$4,991	$47,389	$4,991
U.S. northeast	$36,415	$36,654	$239	$36,654	$239

Revenues
Gross revenue by service type

	Three months ended December 31, 2009
	Canada — stated in Canadian dollars	Canada — percentage of gross revenues	U.S.	U.S. — percentage of gross revenues
Commercial	$42,536	36.2%	$47,510	24.7%
Industrial	19,506	16.6%	23,477	12.2%
Residential	17,450	14.8%	43,707	22.8%
Transfer and disposal	31,750	27.0%	67,743	35.3%
Recycling and other	6,327	5.4%	9,643	5.0%

Gross revenues	117,569	100.0%	192,080	100.0%
Intercompany	(14,627)		(26,082)

Revenues	$102,942		$165,998

	Year ended December 31, 2009
	Canada — stated in Canadian dollars	Canada — percentage of gross revenues	U.S.	U.S. — percentage of gross revenues
Commercial	$161,629	35.3%	$186,324	24.4%
Industrial	76,345	16.7%	101,847	13.3%
Residential	63,737	13.9%	164,251	21.5%
Transfer and disposal	124,251	27.2%	278,109	36.3%
Recycling and other	31,788	6.9%	34,689	4.5%

Gross revenues	457,750	100.0%	765,220	100.0%
Intercompany	(59,026)		(106,042)

Revenues	$398,724		$659,178

Gross revenue growth components — expressed in percentages and excluding FX

	Three months ended December 31, 2009		Year ended December 31, 2009
	Canada	U.S.	Canada	U.S.
Price
Core price	3.2	1.8	3.2	2.2
Fuel surcharges	(0.6)	(2.2)	(1.0)	(2.6)
Recycling and other	—	0.6	(0.2)	(1.5)

Total price	2.6	0.2	2.0	(1.9)
Volume	0.3	(0.1)	(0.6)	(2.3)

Total organic gross revenue growth (decline)	2.9	0.1	1.4	(4.2)
Acquisitions	0.4	1.9	1.5	1.9

Total gross revenue growth (decline)	3.3	2.0	2.9	(2.3)

Three months ended

        Excluding the impact of FX on gross revenues, the increase in Canada is attributable to increases in core price, volumes and acquisitions. The increase in revenues attributable to volume is due in large part to an increase in our commercial and transfer service lines, partially offset by industrial and landfill volume declines. Lower diesel fuel costs are the primary reason for lower fuel surcharges.

        U.S. south segment gross revenues increased. Core price, acquisition and volume growth all contributed to the comparative increase. We enjoyed volume growth from our commercial and residential services, as a result of increased sales efforts and contract wins. This volume growth was partially offset by lower comparative industrial, transfer station and landfill volumes, which is attributable to the softer economic environment in this segment. Lower comparative fuel surcharges, due to lower comparative diesel fuel costs, is the primary offset to gross revenue growth. A comparative increase in recycled materials pricing represents the balance of the comparative change.

        Gross revenues in our U.S. northeast segment declined. Volume and fuel surcharge declines were partially offset by modest price and acquisition growth. While gross revenues continue to be affected by lower volumes, we are not experiencing any further deterioration as a result of the economic slowdown. Price growth in our commercial, industrial and residential collection lines were partially offset by price declines at our landfills and transfer stations. Volume growth in our landfills has more than offset landfill pricing declines. The balance of the change is the result of higher recycled materials pricing.

Year ended

        Excluding the impact of FX on gross revenues, the increase in Canada is attributable to core price and acquisition growth. Fuel surcharge declines and declines due to lower volumes were the primary offsets to core price and acquisition growth. Lower diesel fuel costs are the primary reason for lower fuel surcharges, while lower industrial collection volumes was the most significant contributor to the decline in gross revenues attributable to volumes. A decline in year-to-date recycled materials pricing accounts for the balance of the change.

        U.S. south segment gross revenues increased. Core price, acquisition and volume growth all contributed to the comparative increase. We enjoyed volume growth from our commercial and residential services, as a result of increased sales efforts and contract wins. This volume growth was partially offset by lower comparative industrial volumes, which is attributable to the softer economic environment in this segment. Lower comparative fuel surcharges is the primary offset to gross revenue growth as a result of lower comparative diesel fuel costs. A comparative decline in recycled materials pricing represents the balance of the comparative change.

        Gross revenues in our U.S. northeast segment declined. Volume and fuel surcharge declines were partially offset by modest price growth in our commercial, industrial and residential collection service lines. While gross revenues continue to be affected by lower volumes, we have not experienced any further deterioration as a result of the economic slowdown. Pricing in our collection service lines remained strong, but was partially offset by pricing at our landfills and transfer stations. Volume growth in our landfills has effectively offset landfill pricing declines. The balance of the change is the result of lower recycled materials pricing. Recycled materials pricing declined significantly in the fourth quarter of 2008, and while pricing has strengthened since the fourth quarter of 2008, it has not reached the same highs as the comparative period in total.

Operating expenses

Three months ended

        Excluding the impact of FX, the increase in Canadian segment operating expenses is marginal and is not attributable to one significant change or combination of changes.

        Operating costs in our U.S. south segment increased period over period. Higher insurance costs represent a non-cash actuarial adjustment to our U.S. accident claims reserves and account for the majority of the comparative increase. The balance of the increase is due to higher labour costs as a result of higher collected waste volumes, partially offset by lower vehicle operating costs attributable to lower diesel fuel costs.

        In our U.S. northeast segment, operating costs declined. The decline is attributable to lower disposal, transportation and vehicle operating costs. Lower disposal costs are the result of the economic slowdown in this region, while lower transportation and vehicle operating costs are due to the comparative decline in diesel fuel costs. Higher accident claims reserves partially offset these declines.

Year ended

        Excluding the impact of FX, the resulting Canadian segment decline is due to lower disposal and vehicle operating costs, partially offset by higher labour costs. Lower disposal costs are due to higher internalized waste volumes and lower comparative diesel fuel costs contributed to the overall decline in vehicle operating costs. Higher labour costs are the result of acquisitions, general wage increases and higher collected waste volumes.

        Operating costs in our U.S. south segment decreased year over year due to lower vehicle operating costs which are the result of lower diesel fuel costs. Higher labour and insurance costs partially offset lower vehicle operating costs, which are attributable to higher collected waste volumes and non-cash actuarial adjustments to our U.S. accident claims reserves, respectively.

        In the U.S. northeast, operating costs declined. The decline is attributable to lower disposal, transportation and vehicle operating costs. Lower disposal costs are the result of the economic slowdown in this region, while lower transportation and vehicle operating costs are due principally to the comparative decline in diesel fuel costs. Higher accident claims reserves partially offset these declines.

SG&A expenses

Three months ended

        SG&A expense in our Canadian segment increased excluding the impact of FX. The majority of the increase is the result of transaction and related costs, fair value changes to stock options and reorganization costs. Reorganization costs represent a non-recurring expense we incurred on the amalgamation of the Company with its predecessor and was incurred in connection with the dismantling of the income trust structure.

        Our U.S. south segment experienced a comparative increase in SG&A expense. Higher salary expense is the result of higher sales staffing levels and higher performance compensation amounts. Transaction and related costs also contributed to the comparative increase.

        The period over period decline in our U.S. northeast segment is due to a non-recurring allowance for doubtful accounts provision recorded in 2008. Transaction and related costs partially offset the comparative decline.

Year ended

        Excluding the impact of FX, Canadian segment SG&A expense increased. The reasons for the increase are consistent with those outlined for the three months ended. The balance of the change is due to higher salaries which is due in large part to a higher compliment of sales personnel.

        Higher salaries are the primary cause of the year-to-date increase in SG&A expense for our U.S. south segment due to a higher compliment of sales personnel and additional salaries resulting from acquisitions. Our U.S. northeast segment experienced a marginal decline comparatively, which is not attributable to one significant change or combination of changes. Transaction and related costs also contributed to the increase in our U.S. south and northeast segments as did fair value movements in rabbi trust units.

Non-controlling interest

        With the adoption of guidance on non-controlling interests in consolidated financial statements, which became effective January 1, 2009, we changed the presentation of non-controlling interests from mezzanine equity to equity on our consolidated balance sheet. Non-controlling interest is no longer deducted in the determination of net income. Instead, net income and each component of other comprehensive income or loss is attributed to shareholders' equity and non-controlling interest. Adopting this guidance affects our determination of net income presented in the consolidated statement of operations and comprehensive income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.

Free cash flow(B)

Purpose and objective

        The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry. Investors and analysts use this calculation as a measure of our valuation and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend policy.

        In the current year, we adjusted our calculation of free cash flow(B) to take into consideration transaction and related cost, non-recurring costs and fair value movements in rabbi and trust units. Accordingly, comparative amounts have been adjusted to conform to the current period and year presentation.

Free cash flow(B) — cash flow approach

	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Cash generated from operating activities (statement of cash flows)	$63,620	$49,311	$14,309	$256,269	$218,481	$37,788

Operating
Reorganization costs (non-recurring capital tax)	1,315	—	1,315	1,315	—	1,315
Stock option expense (recovery)	1,006	73	933	2,006	(1,125)	3,131
Fair value movements in rabbi and trust units	—	86	(86)	—	(1,807)	1,807
Acquisition and related costs	3,612	—	3,612	3,612	—	3,612
Conversion costs	90	921	(831)	298	3,137	(2,839)
Other expenses	53	35	18	162	123	39
Changes in non-cash working capital items	(11,828)	6,019	(17,847)	(27,304)	20,709	(48,013)
Capital and landfill asset purchases	(34,401)	(39,016)	4,615	(122,276)	(141,095)	18,819
Financing
Financing and landfill development costs (net of non-cash portion)	—	(233)	233	(77)	(1,168)	1,091
Purchase of restricted shares	—	178	(178)	(172)	(3,734)	3,562
Net realized foreign exchange loss (gain)	38	5	33	276	(612)	888

Free cash flow(B)	$23,505	$17,379	$6,126	$114,109	$92,909	$21,200

Free cash flow(B) — Adjusted EBITDA(A) approach

	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Adjusted EBITDA(A)	$75,363	$67,801	$7,562	$290,449	$290,697	$(248)

Restricted share expense	404	(321)	725	1,485	633	852
Purchase of restricted shares	—	178	(178)	(172)	(3,734)	3,562
Capital and landfill asset purchases	(34,401)	(39,016)	4,615	(122,276)	(141,095)	18,819
Landfill closure and post-closure expenditures	(2,181)	(914)	(1,267)	(7,145)	(2,022)	(5,123)
Landfill closure and post-closure cost
accretion expense	808	684	124	3,130	3,010	120
Interest on long-term debt	(7,979)	(11,379)	3,400	(34,225)	(51,490)	17,265
Non-cash interest expense	681	721	(40)	2,902	3,540	(638)
Current income tax expense	(9,190)	(375)	(8,815)	(20,039)	(6,630)	(13,409)

Free cash flow(B)	$23,505	$17,379	$6,126	$114,109	$92,909	$21,200

Three months ended

        Free cash flow(B) increased period over period. Excluding the impact of FX, adjusted EBITDA(A) increased comparatively due in large part to a stronger comparative performance in Canada. Lower capital and landfill asset purchases in our U.S. segments is a major contributor to the increase in free cash flow(B). This comparative decline in purchases is principally attributable to the timing of landfill cell construction coupled with a reduction in growth capital expenditures. The Canadian segment also contributed to the comparative decline due primarily to the timing of growth expenditures as a result of a decline in new contract wins. Lower interest rates and overall debt levels contributed to the decline in interest expense, while higher cash taxes in Canada partially offset this decline. Higher Canadian cash taxes are the result of eroding loss carryforwards related to the repayment or capitalization of intercompany notes occurring on our conversion from an income trust to a corporation. The timing of restricted share purchases also contributed to the comparative increase in free cash flow(B).

Year ended

        For the year ended, free cash flow(B) increased comparatively. As outlined above for the three months ended, lower capital and landfill purchases and borrowing costs are the primary reasons for the increase in free cash flow(B). The reasons for these changes are consistent with those outlined above for the three months ended.

Capital and landfill purchases

        Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended December 31			Year ended December 31
	2009	2008	Change	2009	2008	Change
Replacement	$24,580	$30,085	$(5,505)	$73,674	$86,291	$(12,617)
Growth	9,821	8,931	890	48,602	54,804	(6,202)

Total	$34,401	$39,016	$(4,615)	$122,276	$141,095	$(18,819)

Capital and landfill purchases — replacement

        Capital and landfill purchases characterized as "replacement expenditures" represent cash outlays to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures may include the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment. Replacement expenditures also include all construction spending for our operating landfills.

Three months ended

        Excluding the impact of FX, replacement expenditures decreased. The decline is attributable to the timing of landfill expenditures in both our U.S. and Canadian segments.

Year ended

        Excluding the impact of FX, replacement expenditures decreased. As outlined above for the three months ended, landfill expenditures in our U.S. segment represent the majority of the comparative decline. The balance of the change is attributable to the timing of landfill construction in our Canadian segment.

Capital and landfill purchases — growth

        Capital and landfill purchases characterized as "growth expenditures" represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures may include vehicles, equipment, containers, compactors, furniture, fixtures, computer equipment and facilities (new or expansion) to support new contract wins and organic business growth.

Three months ended

        Net of FX, growth expenditures decreased. The decline is most pervasive in Canada, as a result of building, infrastructure, vehicle, container and landfill equipment expenditures incurred in 2008 that did not recur in 2009. Both our Canadian and U.S. segments are experiencing lower growth expenditure levels in light of continuing economic weakness.

Year ended

        Net of FX, growth expenditures decreased. The decline for the year ended is consistent with the reasons outlined for the three months ended.

        Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over future periods.

Long-term debt

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

        Summary details of our long-term debt facilities at December 31, 2009 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities — stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$178,000	$39,282	$87,718
U.S. long-term debt facilities — stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$125,500	$123,700	$339,300
Variable rate demand solid waste disposal revenue bonds ("IRBs")(1)	$194,000	$109,000	$—	$85,000

Note:

(1)
Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility and requires us to issue letters of credit for an amount equal to the IRB drawn amounts.

        Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)

        At December 31, 2009, funded long-term debt to EBITDA is as follows:

	December 31, 2009		December 31, 2008
	Canada	U.S.	Canada	U.S.
Funded debt to EBITDA	1.92	2.56	2.10	3.93
Funded debt to EBITDA maximum	2.75	4.00	2.75	4.25

Canadian long-term debt facilities

        We drew on our revolving credit facility capacity to repay our C$47,000 senior secured series A debenture which matured on June 26, 2009. Drawing on the revolving credit facility had no impact on our Canadian segment's funded debt to EBITDA covenant, as this covenant includes both revolving credit facility drawings and senior secured debenture borrowings. In the second quarter, we entered into our fifth amendment to our amended and restated credit facility. The fifth amendment simply recognized the wind-up of the Fund and Ridge Landfill Trust. All significant terms and pricing remained unchanged.

U.S. long-term debt facilities

        On December 1, 2009, we entered into a 30-year agreement with Seneca County Industrial Development Agency, which permits us access to variable rate demand solid waste disposal industrial revenue bonds ("2009 Seneca IRB Facility"). The 2009 Seneca IRB Facility makes available $90,000 to fund a portion of landfill construction and equipment expenditures at the Company's Seneca Meadows landfill. The 2009 Seneca IRB Facility bears interest at a weekly floating interest rate that approximates the Securities Industry and Financial Markets Association Municipal Swap Index ("SIFMA Index"). Interest is payable monthly in arrears, commencing on February 1, 2010. At December 31, 2009, the daily interest rate applicable to the 2009 Seneca IRB Facility was 0.35%. The 2009 Seneca IRB Facility matures on December 1, 2039 and is guaranteed by IESI Corporation ("IESI"). At December 31, 2009, $5,000 was drawn under this facility.

Long-term debt to adjusted EBITDA(A)

        At December 31, 2009, we are not in default of our Canadian and U.S. long-term debt facility covenants. As a reminder, covenants are not subject to FX fluctuations. Holding the FX rate at parity results in a long-term debt to adjusted EBITDA(A) ratio of 2.16 times. Readers are further reminded that contributions to adjusted EBITDA(A) from acquisitions completed within the last twelve months are not included in this ratio. We have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma acquisition contributions.

Proposed Transaction

        On November 11, 2009, we executed a merger agreement with WSI. The agreement provides for our wholly-owned subsidiary ("Merger Sub") to merge with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary. We expect to complete the merger in the second calendar quarter of 2010, subject to, among other things, receipt of required WSI stockholder approval and regulatory approvals.

        We are executing the transaction pursuant to our strategy of growth through acquisition. Specifically, we believe that the acquisition will provide the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines. In addition, the transaction will enable us to increase our internalization. We also believe that the acquisition of WSI will create annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to stockholders. Upon closing the transaction, we plan to direct the additional cash flow expected to be created from the transaction towards any combination of the following: funding growth, dividend payments, additional accretive strategic acquisitions and debt reduction.

        In the merger, each outstanding share of WSI common stock will be converted into the right to receive 0.5833 of our common shares for each share of WSI common stock, with cash paid in lieu of fractional shares. This exchange ratio is fixed, subject to certain conditions in the event of a decline in the price of our common shares, and will not be adjusted to reflect stock price changes prior to closing of the merger.

        The merger will have a significant impact on our financial condition, results of operations and cash flows. The effect of the merger on our consolidated balance sheet and statement of operations is outlined in the unaudited pro forma condensed combined financial statements included in our Form F-4 filing, filed January 19, 2010 with the Securities and Exchange Commission. We expect that our total assets following the merger will be in excess of $3,000,000 and that our net assets will be approximately $1,500,000. In addition, we expect total annualized revenues to exceed $1,500,000 and total annual adjusted EBITDA(A) will be in excess of $400,000. These expected amounts are provided without taking into account divestitures stemming from regulatory reviews required to complete the transaction.

        Completion of the merger remains subject to the satisfaction or waiver of certain closing conditions, including approval from WSI stockholders and the Canadian Competition Bureau. The transaction was reviewed by U.S. antitrust authorities, and the thirty day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on January 19, 2010 without a request for additional documentation or information.

Change in Reporting Currency and Generally Accepted Accounting Principles

        In connection with our listing on the New York Stock Exchange and U.S. public offering, we elected to report our financial results in U.S. dollars. Accordingly, all comparative financial information for the three months and year ended December 31, 2008 contained in this press release has been recast from thousands of Canadian to U.S. dollars, unless otherwise stated.

        Electing to report our financial position and results of operations in U.S. dollars improves comparability of our financial information with our peers and reduces foreign exchange fluctuations in our reported amounts as a significant portion of our assets, liabilities and operations are resident or conducted in the U.S., in U.S. dollars.

        We also elected to report our financial results in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") to improve the comparability of our financial information with our peers, who are predominantly U.S. publicly listed companies.

Conversion

        Pursuant to a plan of arrangement, BFI Canada Income Fund (the "Fund") converted from a trust to a corporation on October 1, 2008. The conversion resulted in unitholders of the Fund receiving one common share of BFI Canada Ltd., predecessor to IESI-BFC Ltd. ("IESI-BFC"), for each trust unit held on the effective date of conversion. The Class A unit held by IESI was redeemed by the Fund for ten Canadian dollars and IESI-BFC issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars. The PPSs issued by IESI remained outstanding and were exchangeable into common shares of IESI-BFC on a one for one hundred basis, instead of trust units of the Fund. The conversion did not constitute a change of control. Accordingly, the consolidated financial statements have been prepared applying continuity of interests accounting. With the exception of amounts related to the fourth quarter ended 2008, the comparative figures presented herein are those of the Fund.

Definitions of Adjusted EBITDA and Free cash flow

        (A) All references to "Adjusted EBITDA" in this press release are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income. Adjusted EBITDA excludes some or all of the following: "certain SG&A expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, financing costs, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, and income taxes". Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. or Canadian GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, and deferred income taxes) or non-operating (in the case of certain SG&A expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows:

        Certain SG&A expenses — SG&A expense includes certain, or non-recurring, expenses. These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options and rabbi and trust units, and corporate reorganization expense. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

        Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

        Net gain or loss on sale of capital and landfill assets — proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

        Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

        Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

        Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

        Conversion costs — conversion costs represent professional fees incurred on the Fund's conversion from an income trust to a corporation and its eventual wind-up. These expenses are not considered an expense indicative of continuing operations. Conversion costs represent a different class of expense than those included in adjusted EBITDA.

        Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

        Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

        Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before amortization and net gain on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not indicative of continuing operations. A reconciliation between operating income and adjusted EBITDA is provided below.

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating income	$33,500	$34,591	$127,012	$125,632
Net gain on sale of capital and landfill assets	(70)	(511)	(198)	(862)
Amortization	36,000	33,562	156,702	168,859
Transaction and related costs — SG&A	3,612	—	3,612	—
Fair value movements in stock options — SG&A	1,006	73	2,006	(1,125)
Fair value movements in rabbi and trust units — SG&A	—	86	—	(1,807)
Corporate reorganization expense — SG&A	1,315	—	1,315	—

Adjusted EBITDA	$75,363	$67,801	$290,449	$290,697

        (B) We have adopted a measure called "free cash flow" to supplement net income or loss as a measure of operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. or Canadian GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to align our disclosure with disclosures presented by other U.S. publicly listed companies in the waste industry, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend. All references to "free cash flow" in this press release have the meaning set out in this note.

Forward-Looking Statements

        This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, IESI-BFC Ltd.'s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; approval of the transaction by Waste Services, Inc. stockholders; the satisfaction or waiver of the closing conditions to the transaction; and the timing of the completion of the transaction.

        These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.'s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy or waive the other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the Registration Statement on Form F-10, as amended, of IESI-BFC Ltd., and the Registration Statement on Form F-4 of IESI-BFC Ltd., each filed with the SEC and available at the SEC's Internet web site (www.sec.gov). IESI-BFC Ltd. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC Ltd., the transaction or other matters and attributable to IESI-BFC Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

        The proposed transaction will be submitted to Waste Services, Inc. stockholders for their consideration. IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus. Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC's Internet site (www.sec.gov).

        You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC's website (www.iesi-bfc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention: Investor Relations, (416) 401-7729.

About IESI-BFC Ltd.

        IESI-BFC, through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of Columbia in the U.S., and five Canadian provinces. Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN. To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further information:

IESI-BFI Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com

Management will hold a conference call on Wednesday, February 24, 2010, at 8:30 a.m. (ET) to discuss results for the three months and year ended December 31, 2009. Participants may listen to the call by dialling 1-888-300-0053, conference ID 53103100, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, March 10, 2010, at midnight, and can be accessed by dialling 1-800-642-1687, conference code 53103100. International or local callers can access the replay by dialling 706-645-9291. The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

IESI-BFC Ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and December 31, 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	December 31, 2009	December 31, 2008
ASSETS
CURRENT
Cash and cash equivalents	$4,991	$11,938
Accounts receivable	111,839	107,767
Other receivables	546	228
Prepaid expenses	18,276	19,597
Restricted cash	382	82
Other assets	770	—

	136,804	139,612
OTHER RECEIVABLES	1,213	394
FUNDED LANDFILL POST-CLOSURE COSTS	8,102	6,115
INTANGIBLES	100,917	119,898
GOODWILL	630,470	617,832
LANDFILL DEVELOPMENT ASSETS	7,677	8,589
DEFERRED FINANCING COSTS	9,358	9,936
CAPITAL ASSETS	439,734	408,681
LANDFILL ASSETS	661,738	621,862
OTHER ASSETS	1,574	—

	$1,997,587	$1,932,919

LIABILITIES
CURRENT
Accounts payable	$62,753	$54,134
Accrued charges	70,572	55,509
Dividends payable	11,159	2,337
Income taxes payable	6,278	1,387
Deferred revenues	13,156	10,800
Current portion of long-term debt	—	38,380
Landfill closure and post-closure costs	6,622	7,210
Other liabilities	8,312	—

	178,852	169,757
LONG-TERM DEBT	654,992	835,210
LANDFILL CLOSURE AND POST-CLOSURE COSTS	63,086	50,857
OTHER LIABILITIES	3,611	15,045
DEFERRED INCOME TAXES	81,500	64,348

	982,041	1,135,217

EQUITY
NON-CONTROLLING INTEREST	230,014	230,452
SHAREHOLDERS' EQUITY
Common shares	1,082,950	868,248
Restricted shares	(3,928)	(3,756)
Paid in capital	2,118	633
Deficit	(214,898)	(193,135)
Accumulated other comprehensive loss	(80,710)	(104,740)

	785,532	567,250

	1,015,546	797,702

	$1,997,587	$1,932,919

IESI-BFC Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the three months (unaudited) and years ended December 31, 2009 and 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share or trust unit amounts)

	Three months ended		Year ended
	2009	2008	2009	2008
REVENUES	$262,462	$243,606	$1,008,466	$1,046,803
EXPENSES
OPERATING	152,135	145,247	588,104	629,748
SELLING, GENERAL AND ADMINISTRATION	40,897	30,717	136,846	123,426
AMORTIZATION	36,000	33,562	156,702	168,859
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(70)	(511)	(198)	(862)

OPERATING INCOME	33,500	34,591	127,012	125,632
INTEREST ON LONG-TERM DEBT	7,979	11,379	34,225	51,490
NET FOREIGN EXCHANGE LOSS (GAIN)	38	5	276	(612)
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(696)	6,367	(1,562)	9,990
CONVERSION COSTS	90	921	298	3,137
OTHER EXPENSES	53	35	162	123

INCOME BEFORE INCOME TAXES	26,036	15,884	93,613	61,504
INCOME TAX EXPENSE (RECOVERY)
Current	9,190	375	20,039	6,630
Deferred	6,971	5,590	19,846	(85)

	16,161	5,965	39,885	6,545

NET INCOME	9,875	9,919	53,728	54,959

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	3,064	(29,253)	25,049	47,088
Commodity swaps designated as cash flow hedges, net of income tax	2,072	(1,260)	2,717	(1,260)
Settlement of commodity swaps designated as cash flow hedges, net of income tax	30	—	(332)	—

COMPREHENSIVE INCOME (LOSS)	$15,041	$(20,594)	$81,162	$100,787

NET INCOME — CONTROLLING INTEREST	$8,731	$8,313	$47,062	$46,050
NET INCOME — NON-CONTROLLING INTEREST	$1,144	$1,606	$6,666	$8,909
COMPREHENSIVE INCOME (LOSS) — CONTROLLING INTEREST	$13,297	$(20,594)	$71,092	$100,787
COMPREHENSIVE INCOME — NON-CONTROLLING INTEREST	$1,744	$—	$10,070	$—
Net income per weighted average share, basic	$0.11	$0.14	$0.64	$0.80
Net income per weighted average share, diluted	$0.11	$0.14	$0.63	$0.80
Weighted average number of shares outstanding (thousands), basic	82,332	57,714	73,892	57,706
Weighted average number of shares outstanding (thousands), diluted	93,431	68,851	85,020	68,843

IESI-BFC Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months (unaudited) and years ended December 31, 2009 and 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Three months ended		Year ended
	2009	2008	2009	2008
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$9,875	$9,919	$53,728	$54,959
Items not affecting cash
Restricted share expense	404	(321)	1,485	633
Write-off of landfill development assets	—	233	77	1,168
Accretion of landfill closure and post-closure costs	808	684	3,130	3,010
Amortization of intangibles	6,996	7,276	28,669	31,512
Amortization of capital assets	18,638	18,752	74,532	76,854
Amortization of landfill assets	10,366	7,534	53,501	60,493
Interest on long-term debt (deferred financing costs)	681	721	2,902	3,540
Net gain on sale of capital and landfill assets	(70)	(511)	(198)	(862)
Net (gain) loss on financial instruments	(696)	6,367	(1,562)	9,990
Deferred income taxes	6,971	5,590	19,846	(85)
Landfill closure and post-closure expenditures	(2,181)	(914)	(7,145)	(2,022)
Changes in non-cash working capital items	11,828	(6,019)	27,304	(20,709)

Cash generated from operating activities	63,620	49,311	256,269	218,481

INVESTING
Acquisitions	(5,224)	(2,623)	(27,385)	(59,134)
Restricted cash deposits	(382)	—	(382)	—
Restricted cash withdrawals	—	(59)	82	1,473
Investment in other receivables	(36)	—	(1,434)	—
Proceeds from other receivables	133	57	487	428
Funded landfill post-closure costs	(362)	(413)	(1,021)	(1,550)
Purchase of capital assets	(22,849)	(20,673)	(81,219)	(82,071)
Purchase of landfill assets	(11,552)	(18,343)	(41,057)	(59,024)
Proceeds from the sale of capital and landfill assets	667	653	4,487	2,001
Investment in landfill development assets	(775)	1,576	(1,530)	(3,626)

Cash utilized in investing activities	(40,380)	(39,825)	(148,972)	(201,503)

FINANCING
Payment of deferred financing costs	(1,706)	(149)	(2,106)	(3,283)
Proceeds from long-term debt	47,794	75,725	190,609	275,427
Repayment of long-term debt	(46,372)	(63,361)	(443,320)	(169,051)
Common shares issued, net of issue costs	—	—	209,264	(3)
Purchase of restricted shares or trust units	—	156	(172)	(3,756)
Dividends paid to share and participating preferred shareholders and distributions paid to unitholders	(31,667)	(25,088)	(70,849)	(117,055)

Cash utilized in financing activities	(31,951)	(12,717)	(116,574)	(17,721)
Effect of foreign currency translation on cash and cash equivalents	4,677	2,245	2,330	780

NET CASH (OUTFLOW) INFLOW	(4,034)	(986)	(6,947)	37

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	9,025	12,924	11,938	11,901

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,991	$11,938	$4,991	$11,938

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$4,991	$11,558	$4,991	$11,558
Cash equivalents	—	380	—	380

	$4,991	$11,938	$4,991	$11,938

Cash paid during the period or year for:
Income taxes	$14,215	$(402)	$16,785	$9,286
Interest	$5,719	$15,827	$33,428	$47,510

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IESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2009
Financial Highlights (in thousands of U.S. dollars, except per weighted average share or trust unit amounts, unless otherwise stated)
Management's Discussion (all amounts are in thousands of U.S. dollars, unless otherwise stated)
IESI-BFC Ltd. CONSOLIDATED BALANCE SHEETS December 31, 2009 and December 31, 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)
IESI-BFC Ltd. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) For the three months (unaudited) and years ended December 31, 2009 and 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share or trust unit amounts)
IESI-BFC Ltd. CONSOLIDATED STATEMENTS OF CASH FLOWS For the three months (unaudited) and years ended December 31, 2009 and 2008 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)